Exhibit 99.1

Special Meeting of Shareholders of SMART Technologies Inc. (“Company”) held on July 22, 2016.

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations – Section 11.3

At the special meeting of shareholders of the Company (“Shareholders”) on July 22, 2016, the Shareholders passed a special resolution, the full text of which is set out in the management proxy circular dated June 17, 2016, authorizing and approving the proposed arrangement involving the Company, 689522 N.B. Ltd., Foxconn Singapore (Pte). Ltd. and the Shareholders pursuant to a plan of arrangement under the Business Corporations Act (Alberta), as follows:

Votes For	Votes Against	% of Votes For	% of Votes Against
9,959,305	392,484	96.21%	3.79%